Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change

March 26, 2018

Item 3	News Release

March 28, 2018 disseminated through Newsfile Corp. and SEDAR filed.

Item 4	Summary of Material Change

On March 26, 2018 the Company closed its non-brokered, convertible debenture private placement (the "Financing"). In accordance with the provisions of the subscription agreements received, on March 26, 2018 the Company issued convertible debentures in the total principal amount of C$33,500,000 (the “Debentures”). The Debentures are convertible into common shares (the “Conversion Shares”) at a conversion price of C$1.00 per Conversion Share, subject to the Company being fully listed for trading on the Canadian Securities Exchange (“CSE”).

The Company has filed its Form 2A Listing Statement (the “Form 2A”) with the CSE, and is waiting for initial comments to complete the Form 2A for final approval to list C21’s common shares on the CSE.

Upon the Company receiving final approval to list its common shares for trading on the CSE, the Debentures will be forced to convert into a total of 33,500,000 common shares of the Company (the “Converted Shares”).

In connection with the Financing, the Company paid a total of $1,162,045 cash as finder’s fees, and issued non-transferable share purchase warrants (the “Warrants”) for the purchase of up to 765,795 common shares of the Company. The Warrants are exercisable at C$1.00 per share commencing on the date of listing of the Company on the CSE, and will expire on March 25, 2019.

The Converted Shares and any shares that may be issued on exercise of the Warrants will be subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

Following conversion of the Debentures, the Company will have approximately 39,479,695 common shares issued and outstanding.

Four Insiders (the “Related Parties”) directly subscribed for a total of $2,225,000 from the Financing, which increased those Related Parties’ pro rata shareholdings in the

Company (the “Related Party Transaction”). All of the independent directors of the Company, acting in good faith, have determined that the fair market value of the Conversion Shares when issued and the consideration paid is reasonable and, with the value of the Related Party Transaction being less than 25% of the Company’s market capitalization post-conversion, is exempt from the formal valuation and minority shareholder approval requirements of the Ontario Securities Commission’s Rule 61-501.

Proceeds from the financing will be utilized towards completion of the Company’s proposed business plan as disclosed in the news release dated March 28, 2018, including the completion of the acquisition, expansion and strategic vertical integration of the Oregon cannabis operations, and for general working capital.

Item 5.1	Full Description of Material Change

See attached News Release dated March 28, 2018 for full particulars, as well as noting that:

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the Company paid a total of $1,162,045 cash as finder’s fees, and issued non- transferable share purchase warrants (the “Warrants”) for the purchase of up to 765,795common shares of the Company (not the reverse as stated in the March 28, 2018 News Release); and that

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proceeds from the financing will be utilized towards completion of the Company’s proposed business plan as disclosed in the news release dated March 28, 2018, including the completion of the acquisition, expansion and strategic vertical integration of the Oregon cannabis operations, and for general working capital.

Item 5.2	Disclosure for Restructuring Transactions:

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

	Robert Cheney, CEO	Phone: (604) 336-8613

Item 9	Date of Report

DATED this 10th day of April, 2018.

SIGNED: “ Robert Cheney”
Per:
Robert Cheney, Chief Executive Officer

Investments Inc.

March 28, 2018	TSX-V: CXXI.H

C21 INVESTMENTS PROVIDES COMPANY UPDATE

Vancouver, B.C.: C21 Investments Inc. (“C21” or the “Company”) is pleased to announce that the Company has filed its Form 2A Listing Statement (the “Form 2A”) with the Canadian Securities Exchange (“CSE”), and is waiting for initial comments to complete the Form 2A for final approval to list C21’s common shares on the CSE. On March 21, 2018, the Company filed its audited financial statements for the year ended January 31, 2018.

Convertible Debenture Private Placement
The Company is also pleased to announce that it has closed its non-brokered, convertible debenture private placement (the "Financing") (refer to Press Release January 29, 2018). In accordance with the provisions of the subscription agreements received, on March 26, 2018 the Company issued convertible debentures in the total principal amount of C$33,500,000 (the “Debentures”). The Debentures are convertible into common shares (the “Conversion Shares”) at a conversion price of C$1.00 per Conversion Share, subject to the Company being fully listed for trading on the CSE.

Upon the Company receiving final approval to list its common shares on the CSE, the Debentures will be forced to convert into a total of 33,500,000 common shares of the Company (the “Converted Shares”).

In connection with the Financing, the Company paid a total of $ 765,795 cash as finder’s fees, and issued non-transferable share purchase warrants (the “Warrants”) for the purchase of up to 1,162,045 common shares of the Company. The Warrants are exercisable at C$1.00 per share commencing on the date of listing of the Company on the CSE, and will expire on March 25, 2019.

The Converted Shares and any shares that may be issued on exercise of the Warrants will be subject to a hold period under applicable Canadian securities laws expiring on July 27, 2018, and will be subject to such further restrictions on resale as may apply under applicable foreign securities laws.

Following conversion of the Debentures, the Company will have approximately 39,479,695 common shares issued and outstanding.

Four Insiders (the “Related Parties”) directly subscribed for a total of $2,225,000 from the Financing, which increased those Related Parties’ pro rata shareholdings in the Company (the

“Related Party Transaction”). All of the independent directors of the Company, acting in good faith, have determined that the fair market value of the Conversion Shares when issued and the consideration paid is reasonable and, with the value of the Related Party Transaction being less than 25% of the Company’s market capitalization post-conversion, is exempt from the formal valuation and minority shareholder approval requirements of the Ontario Securities Commission’s Rule 61-501.

About C21 Investments
C21 is company in the process of closing definitive agreements with cannabis companies in Oregon and Maine, U.S. and is in active discussions to acquire additional, existing cannabis operations in the U.S. The C21 strategy is to acquire existing cannabis operations of high quality, with experienced management teams in place. C21 will own and operate a vertically integrated cannabis business in markets where it can own and operate grow facilities, processing, bakery operations, branded products, and a retail dispensary distribution network, allowing C21 to report top line revenues and compete aggressively in the rapidly growing cannabis market.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

Cautionary Statement:

Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

Neither the TSX-V, nor the CSE nor their Regulation Services Providers (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release. Neither the CSE nor the TSX-V have in any way passed upon the merits of the Financing and have neither approved nor disapproved the contents of this press release.